Exhibit 10(e)(4)

AMENDED AND RESTATED

EMPLOYMENT CONTINUATION AGREEMENT

WITH SENIOR OFFICER

This Amended and Restated Employment Continuation Agreement dated as of November 3, 2008 (“Agreement”) is by and between Protective Life Corporation, a Delaware corporation (the “Company”), and                     (“Senior Officer”).

W I T N E S S E T H :

WHEREAS, the Company has determined that Senior Officer holds a position that is critical to the Company;

WHEREAS, the Company believes that, if it is confronted with a situation that could result in a change in ownership or control of the Company, continuity of management will be essential to its ability to evaluate and respond to such situation in the best interests of shareholders;

WHEREAS, the Company understands that any such situation could be a distraction to Senior Officer, to the detriment of the Company and its shareholders;

WHEREAS, the Company desires to assure itself of Senior Officer’s services during the period in which it is confronting such a situation, and to provide Senior Officer with certain financial assurances to enable Senior Officer to perform his or her responsibilities without undue distraction and without bias due to Senior Officer’s personal circumstances; and

WHEREAS, to achieve these objectives, the Company and Senior Officer have previously entered into an Employment Continuation Agreement (the “Prior Agreement”) which provided the Company and Senior Officer with certain rights and obligations upon the occurrence of a Change of Control (as defined in Section 2);

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Company and Senior Officer hereby amend and restate the Prior Agreement to bring it into compliance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and to make certain other changes (as so amended and restated, the “Agreement”) as follows:

1.    Effective Date.  The effective date of this Agreement (the “Effective Date”) shall be the date on which a Change of Control occurs during the term of this Agreement (as provided in Section 12(c)); provided that (i) anything in this Agreement to the contrary notwithstanding, if a Change of Control occurs and if Senior Officer’s employment with the Company is terminated before the date on which the Change of Control occurs, and if it is reasonably demonstrated by Senior Officer that such termination of employment (A) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control, or (B) otherwise arose in connection with or anticipation of a Change of Control, then for all purposes of this Agreement the “Effective Date” shall mean the date immediately before such termination of employment, and (ii) except as provided in clause (i) above, if Senior Officer is not employed by the Company on the date on which a Change of Control occurs, this Agreement shall be void and without effect.

2.  Definition of Change of Control.  Subject to the provisions of Code Section 409A, a “Change of Control” shall occur when (i) any one person (or more than one person acting as a group (as provided in Code Section 409A)) (such person or group, an “Acquiring Person”) acquires ownership of the Company’s stock that, together with stock previously held by the Acquiring Person, constitutes more than 50% of the total fair market value or more than 50% of the total voting power of the Company, or (ii) a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election was not endorsed by a majority of the members of the Board before the date of the appointment or election, or (iii) an Acquiring Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Acquiring Person) assets from the Company that have a total gross fair market value equal to or more than 80% of the total gross fair market value of the Company’s assets immediately before such acquisition or acquisitions, or (iv) (except for purposes of Section 1) any other event or transaction occurs that is declared by resolution of the Board to constitute a Change in Control for purposes of this Agreement .

3.  Employment Period.  Subject to Section 6, the Company agrees to continue Senior Officer in its employ, and Senior Officer agrees to remain in the employ of the Company, for the period (the “Employment Period”) commencing on the Effective Date and ending on the second anniversary of the Effective Date.

4.  Position and Duties.  (a)  No Reduction in Position.  During the Employment Period, Senior Officer’s position (including titles), authority and responsibilities shall be at least commensurate with those held, exercised and assigned immediately before the Effective Date.  Senior Officer’s services shall be performed at the location where Senior Officer was employed immediately before the Effective Date.

(b) Business Time.  From and after the Effective Date, Senior Officer agrees to devote Senior Officer’s full attention during normal business hours to the business and affairs of the Company and to perform faithfully and efficiently the responsibilities assigned to Senior Officer to the extent necessary to discharge such responsibilities, except for periods of vacation, sick leave and other leave to which Senior Officer is entitled. Senior Officer’s continuing to serve on any boards and committees on which Senior Officer is serving or with which Senior Officer is otherwise associated immediately before the Effective Date shall not be deemed to interfere with the performance of Senior Officer’s services for the Company.

5.  Compensation.  (a) Base Salary.  During the Employment Period, Senior Officer shall receive a base salary at a monthly rate at least equal to the monthly base salary paid to Senior Officer by the Company immediately before the Effective Date.  The base salary shall be reviewed at least once each year after the Effective Date, and may be increased (but not decreased) at any time and from time to time by action of the Board of Directors or any committee thereof or any individual having authority to take such action in accordance with the Company’s regular practices. Senior Officer’s base salary, as it may be increased from time to time, shall hereafter be referred to as “Base Salary”.  Neither the Base Salary nor any

increase in Base Salary after the Effective Date shall limit or reduce any other obligation of the Company hereunder.

(b)  Annual Bonus and Incentive Compensation.  During the Employment Period, in addition to the Base Salary, for each fiscal year of the Company ending during the Employment Period, Senior Officer shall be entitled to receive an (i) annual bonus which is at least equal to the greater of (A) the highest annual bonus, including any bonus provided under the Company’s Annual Incentive Plan (“AIP”), that had been payable to Senior Officer in respect of either of the two fiscal years ended immediately before the Effective Date or (B) the amount that would have been payable to Senior Officer as a target bonus under any bonus program in which Senior Officer participated (including the AIP) for the year in which the Effective Date occurs and (ii) long-term incentive compensation opportunities on terms and conditions no less favorable to Senior Officer than those applicable to Senior Officer before the Effective Date.  Any amount payable hereunder as an annual bonus shall be paid later than March 15 of the year following the year for which the amount is payable, unless electively deferred by Senior Officer pursuant to any deferral programs or arrangements that the Company may make available to Senior Officer.

(c)  Benefit Plans.  During the Employment Period, Senior Officer (and, to the extent applicable, Senior Officer’s dependents) shall be entitled to participate in or be covered under all pension, retirement, deferred compensation, savings, medical, dental, health, disability, group life, accidental death and travel accident insurance plans at a level that is commensurate with Senior Officer’s participation in such plans immediately before the Effective Date or, if more favorable to Senior Officer, at the level made available to Senior Officer or other similarly situated employees at any time thereafter.  Senior Officer shall also be entitled to receive such perquisites as were generally provided to Senior Officer in accordance with the Company’s policies and practices immediately before the Effective Date.

(d)  Expenses.  During the Employment Period, Senior Officer shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Senior Officer in accordance with the policies and procedures of the Company as in effect immediately before the Effective Date.  Notwithstanding the foregoing, the Company may apply the policies and procedures in effect after the Effective Date to Senior Officer, if such policies and procedures are more favorable to Senior Officer than those in effect immediately before the Effective Date.

(e)  Indemnification.  During and after the Employment Period, the Company shall indemnify Senior Officer and hold Senior Officer harmless from and against any claim, loss or cause of action arising from or out of or related in any way to Senior Officer’s performance as an officer, director or employee of the Company or any of its subsidiaries or in any other capacity, including any fiduciary capacity, in which Senior Officer serves at the request of the Company to the maximum extent permitted by applicable law and the Company’s Certificate of Incorporation and By-Laws (the “Governing Documents”); provided that in no event shall the protection afforded to Senior Officer hereunder be less than that afforded under the Governing Documents as in effect immediately before the Effective Date.

6.  Termination of Employment.  (a)  Death or Disability.  Senior Officer’s employment shall automatically terminate upon Senior Officer’s death or termination of employment due to Disability (as defined below) during the Employment Period. For purposes of this Agreement, “Disability” shall mean Senior Officer’s inability to perform the duties of Senior Officer’s position, as determined in accordance with the policies and procedures applicable with respect to the Company’s long-term disability plan as in effect immediately before the Effective Date.

(b)  Voluntary Termination.  Anything in this Agreement to the contrary notwithstanding, Senior Officer may, upon not less than 10 days’ written notice to the Company, voluntarily terminate employment for any reason (including early retirement under the terms of any of the Company’s retirement plans as in effect from time to time) during the Employment Period; provided that any termination of employment by Senior Officer pursuant to Section 6(d) on account of Good Reason (as defined therein) shall not be treated as a voluntary termination under this Section 6(b).

(c)  Cause.  The Company may terminate Senior Officer’s employment for Cause.  For purposes of this Agreement, “Cause” shall mean (i) Senior Officer’s conviction or plea of nolo contendere to a felony; (ii) an act or acts of extreme dishonesty or gross misconduct on Senior Officer’s part which result or are intended to result in material damage to the Company’s business or reputation; or (iii) repeated material violations by Senior Officer of Senior Officer’s obligations under Section 4, which violations are demonstrably willful and deliberate on Senior Officer’s part and which result in material damage to the Company’s business or reputation.

(d)  Good Reason.  Senior Officer may terminate employment for Good Reason.  For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following, without the express written consent of Senior Officer, after the Effective Date:

(i)  (A) the assignment to Senior Officer of any duties inconsistent in any material adverse respect with Senior Officer’s position (including titles), authority or responsibilities as contemplated by Section 4, or (B) any other material adverse change in such position (including titles), authority or responsibilities;

(ii)  any failure by the Company to comply with any of the provisions of Section 5, other than an insubstantial or inadvertent failure remedied by the Company promptly after receipt of notice thereof given by Senior Officer;

(iii)  the Company’s requiring Senior Officer to be based at any office or location more than 20 miles from that location at which Senior Officer performed services specified under the provisions of Section 4 immediately before the Change of Control, except for travel reasonably required in the performance of Senior Officer’s responsibilities; or

(iv) any failure by the Company to obtain the assumption and agreement to perform this Agreement by a successor as contemplated by Section 11(b).

In no event shall the mere occurrence of a Change of Control, absent any further impact on Senior Officer, be deemed to constitute Good Reason.

(e)  Notice of Termination.  Any termination of Senior Officer’s employment by the Company for Cause or by Senior Officer for Good Reason shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 12(e).  For purposes of this Agreement, a “Notice of Termination” shall mean a written notice given, in the case of a termination for Cause, within 10 business days of the Company’s having actual knowledge of the events giving rise to such termination, and in the case of a termination for Good Reason, within 180 days of Senior Officer’s having actual knowledge of the events giving rise to such termination, and which (i) indicates the specific termination provision in this Agreement relied upon, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Senior Officer’s employment under the provision so indicated, and (iii) if the termination date is other than the date of receipt of such notice, specifies the termination date of this Agreement (which date shall be not more than 15 days after the giving of such notice).  The failure by Senior Officer to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason shall not waive any right of Senior Officer hereunder or preclude Senior Officer from asserting such fact or circumstance in enforcing Senior Officer’s rights hereunder.

(f)  Date of Termination.  For purposes of this Agreement, the term “Date of Termination” shall mean (i) in the case of a termination of employment for which a Notice of Termination is required, the date of receipt of such Notice of Termination or, if later, the date specified therein, and (ii) in all other cases, the actual date on which Senior Officer’s employment terminates during the Employment Period.

7.  Obligations of the Company upon Termination.  (a)  Death or Disability.  If Senior Officer’s employment is terminated during the Employment Period by reason of Senior Officer’s death or Disability, this Agreement shall terminate without further obligations to Senior Officer or Senior Officer’s legal representatives under this Agreement other than those obligations accrued hereunder at the Date of Termination, and the Company shall pay to Senior Officer (or Senior Officer’s beneficiary or estate) (i) Senior Officer’s full Base Salary through the Date of Termination (the “Earned Salary”), (ii) any vested amounts or benefits owing to Senior Officer under the Company’s otherwise applicable employee benefit plans and programs, including any compensation previously deferred by Senior Officer (together with any accrued earnings thereon) and not yet paid by the Company and any accrued vacation pay not yet paid by the Company (the “Accrued Obligations”), and (iii) any other benefits payable due to Senior Officer’s death or Disability under the Company’s plans, policies, programs or arrangements (the “Additional Benefits”).

Any Earned Salary shall be paid in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or at such earlier date required by law), following the Date of Termination.  Accrued Obligations and Additional Benefits shall be paid in accordance with the terms of the applicable plan, policy, program or arrangement.

(b)  Cause and Voluntary Termination.  If, during the Employment Period, Senior Officer’s employment is terminated for Cause or voluntarily terminated by Senior Officer (other than on account of Good Reason following a Change of Control) in accordance with Section 6(b), the Company shall pay Senior Officer (i) the Earned Salary in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination, and (ii) the Accrued Obligations in accordance with the terms of the applicable plan, policy, program or arrangement.

(c)  Termination by the Company other than for Cause and Good Reason Termination by Senior Officer.

(i)            Lump Sum Payments.  If either (a) the Company terminates Senior Officer’s employment other than for Cause during the Employment Period or (b) Senior Officer terminates employment for Good Reason at any time during the Employment Period, then the Company shall pay to Senior Officer the following amounts:

(A)  Senior Officer’s Earned Salary;

(B)  a cash amount (the “Severance Amount”) equal to two (2) times the sum of

(1)           Senior Officer’s annual Base Salary; and

(2)                                  the greater of (i) the average of the bonus amount payable (including any amounts payable under the AIP) to Senior Officer (including any amounts the receipt of which Senior Officer elected to defer) with respect to the three fiscal years of the Company (or, if fewer, the number of such fiscal years in which Senior Officer was an employee of the Company or its affiliates) immediately before the Change in Control (including, for this purpose, any AIP Payout (as defined in Section 7(c)(i)(C)) or (ii) the average of the bonus amount payable (including any amounts payable under the AIP) to Senior Officer (including any amounts the receipt of which Senior Officer elected to defer) with respect to the three fiscal years of the Company (or, if fewer, the number of such fiscal years in which Senior Officer was an employee of the Company or its affiliates) immediately before the Date of Termination (including, for this purpose, any AIP Payout); and

(C)        if Senior Officer has an annual cash bonus opportunity (including a cash bonus  opportunity under the AIP) outstanding and unpaid as of the Date of Termination, a cash payment (the “AIP Payout”) equal to (1) if the Date of Termination is before December 31 of the fiscal year of the Company to which such bonus opportunity relates, an amount equal to Senior Officer’s target bonus opportunity under such bonus plan for such fiscal year, and (2) if the Date of Termination is on or after December 31 of the fiscal year of the Company to which such bonus opportunity relates, an amount equal to the amount Senior Officer would have received under such bonus plan for such fiscal year based on actual achievement of the performance goals with respect thereto (assuming, for this purpose, that all subjective performance measures are achieved at a level equal to the greater of the level determined by the Company pursuant to the terms of such bonus plan and 100%).  Payment of the AIP Payout shall be in lieu of payment of any annual cash bonus opportunity otherwise due and payable with respect to the fiscal year of the Company referred to in this Section 7(c)(i)(C).

(D)       the Accrued Obligations.

Subject to Section 7(f), the Earned Salary and Severance Amount shall be paid in cash in a single lump sum as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination.  Subject to Section 7(f), the AIP Payout shall be paid in cash in a single lump sum (a) if payable under Section 7(c)(i)(C)(1), as soon as practicable, but in no event more than 10 business days (or such earlier date required by law), following the Date of Termination, and (b) if payable under Section 7(c)(i)(C)(2), as soon as practicable, but in no event later than the earlier of (i) 30 business days (or such earlier date required by law) following the Date of Termination and (ii) March 15 of the year following the calendar year for which the AIP Payout is payable.  Accrued Obligations shall be paid in accordance with the terms of the applicable plan, policy, program or arrangement.

(ii)  Supplemental Retirement Payment.  If Senior Officer is entitled to receive the Severance Amount described in Section 7(c)(i), Senior Officer shall be entitled to receive a supplemental retirement payment, payable in a cash lump sum, equal in value to the actuarial equivalent (as defined below) of (A) the monthly benefit payable to Senior Officer (expressed as a life annuity payable commencing at the later of the Date of Termination and age 65) determined by adding three years to Senior Officer’s credited service as determined at Senior Officer’s Date of Termination under the terms of Company’s qualified defined benefit pension plan and supplemental or excess pension plan (collectively, the “Pension Plans”) as in effect immediately before the Change in Control (subject to any maximum on credited service set forth in the Pension Plans), minus (B) the monthly benefit payable to Senior Officer (expressed as a life annuity payable commencing at the later of the Date of Termination and age 65) determined pursuant to the terms of all defined benefit pension plans (including the Pension Plans), active or frozen, in which Senior Officer is a participant at Senior Officer’s Date of Termination if such plans are sponsored by the Company or its successors or affiliates.

For purposes of this Agreement, “actuarial equivalent” shall mean a benefit actuarially equal in value to the value of a given benefit in a given form or schedule, based upon (1) the mortality table or tables (including any set backs of ages) used to calculate actuarial equivalents under the Pension Plans as of the date on which an actuarial equivalent is being determined under this Agreement and (2) an interest rate equal to the sum of (A) the yield on U.S. 10-year Treasury Notes at constant maturity as most recently published by the Federal Reserve Bank of New York before Senior Officer’s Date of Termination; provided, however, that if such yield has not been so published within 90 days before Senior Officer’s Date of Termination, the interest rate shall be the yield on substantially similar securities on the business day before Senior Officer’s Date of Termination as determined by

Regions Bank N.A. upon the request of either the Company or Senior Officer, plus (B) .75%.

For purposes of making the foregoing determinations, at the request of Senior Officer in writing within 5 days of Senior Officer’s receipt of Notice of Termination or Senior Officer’s Date of Termination, but in either event at the Company’s expense, the independent pension consultants most recently used by the Company in connection with its qualified pension plan before the Change in Control shall be engaged and shall certify the benefits due to Senior Officer under this Section 7(c)(ii) in writing within 30 days after the Date of Termination.  In any event, the supplemental retirement payment shall be paid to Senior Officer (subject to Section 7(f)) no later than 45 days after the Date of Termination.  If the amount to be offset under clause (B) of the first paragraph of this Section 7(c)(ii) has not been determined within 30 days after the Date of Termination, no such offset shall be permitted.

(iii)  Continuation of Benefits. If Senior Officer is entitled to receive the Severance Amount described in Section 7(c)(i), Senior Officer (and, to the extent applicable, Senior Officer’s dependents) shall be entitled, after the Date of Termination and until the earlier of (A) the second anniversary of the Date of Termination (the “End Date”) or (B) the date Senior Officer becomes eligible for comparable benefits under a similar plan, policy or program of a subsequent employer, to continue participation in all of the Company’s employee welfare benefit plans including the Company’s hospital, medical, accident, disability, and life insurance plans (the “Benefit Plans”) as were generally provided to Senior Officer in accordance with the Company’s policies and practices immediately before the Effective Date.  To the extent any such benefits cannot be provided under the terms of the applicable plan, policy or program, the Company shall pay Senior Officer an amount equal to the cost to the Company of providing such coverage at the same time as the Severance Amount is payable to Senior Officer.  Senior Officer’s participation in the Benefit Plans will be on the same terms and conditions that would have applied had Senior Officer continued to be employed by the Company through the End Date.  To the extent any Benefit Plan is a self-insured group health or dental benefit plan, then in addition to any other limitation provided hereunder, the period of coverage provided by this Section 7(c)(iii) under such self-insured group health or dental benefit plan shall not exceed the period of time during which Senior Officer would be entitled to receive continuation coverage under Code Section 4980B (“COBRA”) if Senior Officer had elected such coverage and paid the premiums required by COBRA.  To the extent that immediately preceding sentence applies, the Company shall pay Senior Officer an amount equal to the cost of such COBRA continuation coverage for a period equal to the excess of (i) 24 months minus (ii) the number of months of COBRA coverage initially available to Senior Officer, as determined in good faith by the Company, at the same time as the Severance Amount is payable to Senior Officer.

(d)   Discharge of the Company’s Obligations.  Except as expressly provided in the last sentence of this Section 7(d), the amounts payable to Senior Officer pursuant to this Section 7 (whether or not reduced pursuant to Section 7(e)) following termination of Senior Officer’s employment shall be in full and complete satisfaction of Senior Officer’s rights under this Agreement and any other claims Senior Officer may have in respect of employment by the Company or any of its subsidiaries.  Such amounts shall constitute liquidated damages with respect to any and all such rights and claims and, upon Senior Officer’s receipt of such amounts, the Company shall be released and discharged from any and all liability to Senior Officer in connection with this Agreement or otherwise in connection with Senior Officer’s employment with the Company and its subsidiaries.  Nothing in this Section 7(d) shall be construed to release the Company from its commitment to indemnify Senior Officer and hold Senior Officer harmless as provided in Section 5(e).

(e)   Certain Further Payments by the Company.

(i)  If any amount or benefit paid or distributed to Senior Officer pursuant to this Agreement, taken together with any amounts or benefits otherwise paid or distributed to Senior Officer by the Company or any affiliated company (including any distribution or payment made pursuant to the terms of the Company’s compensation plans or arrangements) (collectively, the “Covered Payments”) are or become subject to the tax (the “Excise Tax”) imposed under Code Section 4999 or any similar tax that may hereafter be imposed, the Company shall pay to Senior Officer at the time specified in Section 7(e)(v) an additional amount (the “Tax Reimbursement Payment”) such that the net amount retained by Senior Officer with respect to such Covered Payments, after deduction of any Excise Tax on the Covered Payments and any Federal, state and local income or employment tax and Excise Tax on the Tax Reimbursement Payment provided for by this Section 7(e), but before deduction for any Federal, state or local income or employment tax withholding on such Covered Payments, shall be equal to the amount of the Covered Payments.

(ii)  For purposes of determining whether any of the Covered Payments will be subject to the Excise Tax and the amount of such Excise Tax, (A) such Covered Payments will be treated as “parachute payments” within the meaning of Code Section 280G, and as all “parachute payments” in excess of the “base amount” (as defined under Code Section 280G(b)(3)) shall be treated as subject to the Excise Tax, unless, and except to the extent that, in the good faith judgment of the Company’s independent certified public accountants appointed before the Effective Date or tax counsel selected by such accountants (collectively, the “Accountants”), the Company has a reasonable basis to conclude that such Covered Payments (in whole or in part) either do not constitute “parachute payments” or represent reasonable compensation for personal services actually rendered (within the meaning of Code Section 280G(b)(4)(B)) in excess of the “base amount,” or such “parachute payments” are otherwise not subject to such Excise Tax, and (B) the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Accountants in accordance with the principles of Code Section 280G.

(iii)  For purposes of determining the amount of the Tax Reimbursement Payment, Senior Officer shall be deemed to pay: (A) Federal income taxes at the highest applicable marginal rate of Federal income taxation for the calendar year in which the Tax Reimbursement Payment is to be made, and (B) any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Tax Reimbursement Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from the deduction of such state or local taxes if paid in such year.

(iv)  If the Excise Tax is subsequently determined by the Accountants or pursuant to any proceeding or negotiations with the Internal Revenue Service to be less than the amount taken into account hereunder in calculating the Tax Reimbursement Payment made, Senior Officer shall repay to the Company, at the time that the amount of such reduction in the Excise Tax is finally determined, the portion of such prior Tax Reimbursement Payment that would not have been paid if such Excise Tax had been applied in initially calculating such Tax Reimbursement Payment, plus interest on the amount of such repayment at the rate provided in Code Section 1274(b)(2)(B).  Notwithstanding the foregoing, if any portion of the Tax Reimbursement Payment to be refunded to the Company has been paid to any Federal, state or local tax authority, repayment thereof shall not be required until actual refund or credit of such portion has been made to Senior Officer, and interest payable to the Company shall not exceed interest received or credited to Senior Officer by such tax authority for the period it held such portion.  Senior Officer and the Company shall mutually agree upon the course of action to be pursued (and the method of allocating the expenses thereof) if Senior Officer’s good faith claim for refund or credit is denied.

If the Excise Tax is later determined by the Accountants or pursuant to any proceeding or negotiations with the Internal Revenue Service to exceed the amount taken into account hereunder at the time the Tax Reimbursement Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Tax Reimbursement Payment), the Company shall make an additional Tax Reimbursement Payment in respect of such excess (plus any interest or penalty payable with respect to such excess) at the time that the amount of such excess is finally determined but in no event later than December 31 of the year following the calendar year in which such excess is paid by Senior Officer.

(v)  The Tax Reimbursement Payment (or portion thereof) provided for in Section 7(e)(i) shall be paid to Senior Officer not later than 10 business days following the payment of the Covered Payments; provided, however, that if the amount of such Tax Reimbursement Payment (or portion thereof) cannot be finally determined on or before the date on which payment is due, the Company shall pay to Senior Officer by such date an amount estimated in good faith by the Accountants to be the minimum amount of such Tax Reimbursement Payment and shall pay the remainder of such Tax Reimbursement Payment (together with interest at the rate provided in Code Section 1274(b)(2)(B)) as soon as the amount thereof can be determined, but in no event later than 45 calendar days after payment of the related Covered Payment.  If the amount of the estimated Tax Reimbursement Payment exceeds the amount subsequently determined to have been due, such excess shall constitute a loan by the Company to Senior Officer, payable on the fifth business day after written demand by the Company for payment (together with interest at the rate provided in Code Section 1274(b)(2)(B)).

(f)  Delay of Payments.  Any provision of this Agreement to the contrary notwithstanding and subject to Code Section 409A, if Senior Officer is a Specified Employee (as defined below), any payments due under this Agreement to Senior Officer that are treated as deferred compensation for purposes of Code Section 409A (such as the Severance Amount) and that are payable on account of a termination of employment shall be made on the later to occur of the time otherwise specified in this Section 7 and the first business day after the date that is six months after Senior Officer’s Date of Termination (or, if earlier, within 15 business days after the date of death of Senior Officer). Senior Officer will be a Specified Employee if, with respect to April 1 of each calendar year (beginning April 1, 2005) and for the 12-month period thereafter, Senior Officer meets the definition of “key employee” of the Company under Code Section 416(i) (without regard to Code Section 416(i)(5)) at any time during the preceding calendar year, all as provided in Code Section 409A.

8.  Non-exclusivity of Rights.  Except as expressly provided herein, nothing in this Agreement shall prevent or limit Senior Officer’s continuing or future participation in any benefit, bonus, incentive or other plan or program provided by the Company or any of its affiliated companies and for which Senior Officer may qualify, or limit or otherwise prejudice such rights as Senior Officer may have under any other agreements with the Company or any of its affiliated companies.  Amounts which are vested benefits or which Senior Officer is otherwise entitled to receive under any plan or program of the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan or program.

9.  Full Settlement.  The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including any set-off, counterclaim, recoupment, defense or other right which the Company may have against Senior Officer or others whether by reason of the subsequent employment of Senior Officer or otherwise.

10.  Legal Fees and Expenses.  If Senior Officer asserts any claim in any contest (whether initiated by Senior Officer or by the Company) as to the validity, enforceability or interpretation of any provision of this Agreement, the Company shall pay Senior Officer’s legal expenses (or cause such expenses to be paid) in accordance with Section 12(j) of this Agreement, including Senior Officer’s reasonable attorney’s fees, on a quarterly basis, upon presentation of proof of such expenses; provided that Senior Officer shall reimburse the Company for such amounts, plus simple interest thereon at the 90-day United States Treasury Bill rate as in effect from time to time, compounded annually, if Senior Officer shall not prevail, in whole or in part, as to any material issue as to the validity, enforceability or interpretation of any provision of this Agreement.

11.  Successors.  (a)  This Agreement is personal to Senior Officer and, without the prior written consent of the Company, shall not be assignable by Senior Officer otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Senior Officer’s legal representatives.

(b)  This Agreement shall inure to the benefit of and be binding upon the Company and its successors.  The Company shall require any successor to all or substantially all of the business and/or assets of the Company, whether direct or indirect, by purchase, merger, consolidation, acquisition of stock, or otherwise, by an agreement in form and substance satisfactory to Senior Officer, expressly to assume and agree to perform this Agreement in the same manner and to the same extent as the Company would be required to perform if no such succession had taken place.

12.  Miscellaneous.  (a)  Applicable Law; Interpretation.  This Agreement shall be governed by and construed and conferred in accordance with the laws of the State of Delaware applied without reference to principles of conflict of laws.  If any provision of this Agreement is invalid or unenforceable, the validity and enforceability of the remaining provisions hereof shall not be affected.  The masculine shall include the feminine (and vice versa), the single shall include the plural (and vice versa), and the words “include” and “including” shall be deemed to be followed by the phrase “without limitation” unless the context clearly requires otherwise.  This Agreement may be executed by manual or facsimile signature.  The headings in this Agreement are solely for convenience and shall not affect the meaning or interpretation of this Agreement.

(b)  Arbitration.  Any dispute or controversy arising under or in connection with this Agreement shall be resolved by binding arbitration.  The arbitration shall be held at a site selected by the arbitrators and except to the extent inconsistent with this Agreement, shall be conducted in accordance with the Expedited Employment Arbitration Rules of the American Arbitration Association then in effect at the time of the arbitration, and otherwise in accordance with principles which would be applied by a court of law or equity.  The arbitrator shall be acceptable to both the Company and Senior Officer.  If the parties cannot agree on an acceptable arbitrator, the dispute shall be heard by a panel of three arbitrators, one appointed by each of the parties and the third appointed by the other two arbitrators.

(c)  Agreement Term, Termination and Amendment.  The initial term of this Agreement shall begin on the date hereof and shall terminate on May 1, 2012.  On each May 1 beginning May 1, 2009, the term of this Agreement shall automatically extend by one year unless at least 30 days prior to such May 1 the Board of Directors of the Company determines, and the Company so notifies Senior Officer, that there will be no such extension.  The determination made by the Board of Directors as set forth in the preceding sentence shall not be effective if it is reasonably demonstrated by Senior Officer that such determination (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control, or (ii) otherwise arose in connection with or anticipation of a Change of Control.  This Agreement may be amended or modified only by a written agreement signed by the parties hereto or by their respective successors and legal representatives.

(d)  Entire Agreement. This Agreement shall constitute the entire agreement between the parties hereto with respect to the matters referred to herein and, without limiting the generality of the foregoing, any Employment Continuation Agreement executed between the Company and Senior Officer before the date of this Agreement is hereby terminated.  There are no promises, representations, inducements or statements between the parties other than those that are expressly contained herein.  Senior Officer is entering into this Agreement of

Senior Officer’s own free will and accord, and with no duress, has read this Agreement, and understands it and its legal consequences.

(e)  Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand-delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Senior Officer:	at the home address of Senior Officer as set forth in the records of the Company

If to the Company:	Protective Life Corporation
2801 Highway 280 South

Birmingham, Alabama 35223

Attn: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notices and communications shall be effective when actually received by the addressee.

(f)  Confidentiality.  Senior Officer agrees to keep the terms of this Agreement confidential and agrees not to voluntarily disclose any information concerning this Agreement to anyone except Senior Officer’s spouse, parents, legal counsel or accountant and provided that they (each and all) agree at Senior Officer’s risk to keep such information confidential and not disclose it to others; provided that this nondisclosure provision does not prohibit disclosure (1) at the direction or with the consent of the President or an Executive Vice President of the Company, (2) to tax agencies, (3) as required by law or court order, or (4) as may be necessary to enforce Senior Officer’s rights under this Agreement.

(g)  Tax Withholding.  The Company may withhold from any amounts payable under this Agreement such Federal, state, local, or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(h) Waivers.  The failure of Senior Officer or the Company to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Senior Officer or the Company may have hereunder, including the right of Senior Officer to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or of any other provision or right of this Agreement.

(i)  Employment at Will.  Senior Officer and the Company acknowledge that, except as may otherwise be provided under any other written agreement between Senior Officer and the Company, the employment of Senior Officer by the Company is “at will” and, subject to Section 1, Senior Officer’s employment may be terminated by either Senior Officer or the Company at any time prior to the Effective Date, in which case Senior Officer shall have no further rights under this Agreement.

(j)  Reimbursement of Expenses.  Except as permitted by Code Section 409A, (i) the right to reimbursement of expenses under this Agreement shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement under this Agreement provided during any taxable year shall not affect the expenses eligible for reimbursement to be provided in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Senior Officer’s taxable year following the taxable year in which the expense was incurred.

(k)  Termination of Employment.  For all purposes of this Agreement, Senior Officer shall not have “termination of employment” (and corollary terms) from the Company unless and until Senior Officer has a “separation from service” (as determined under Code Section 409A as uniformly applied in accordance with such rules as shall be established from time to time by the Company).

(l)  Amendment to LTIP.  Senior Officer hereby agrees to the terms of the Company’s Long-Term Incentive Plan as amended and restated as of December 31, 2008 (the “Amended LTIP”) and to the application of terms of the Amended LTIP to any awards previously granted to Senior Officer.

IN WITNESS WHEREOF, the Company and Senior Officer have duly executed this Agreement as of the day and year first above written.

PROTECTIVE LIFE CORPORATION

By:
Name:	John D. Johns
Title:	Chairman of the Board, President and
Chief Executive Officer

SENIOR OFFICER

Signature: